Exhibit 99.52

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 ---- NON-TRANSFERABLE ---- ---- POST IN PUBLIC VIEW ---- License Number: License Type: Premises APN: Valid: 5601 Casitas Pass Road Santa Barbara, CA 93013 Legal Business Name: 06/08/2020 to 06/07/2021 CCL18-0001009 Mission Health Associates, Inc. Premises Address: Santa Barbara County - 001-060-042 PROVISIONAL CANNABIS CULTIVATION LICENSE --- PROVISIONAL LICENSE PURSUANT TO BPC 26050.2 --- Medicinal-Nursery